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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934
(Amendment No. 12)*

NACCO Industries, Inc.

(Name of Issuer)

Class B Common Stock, par value $1.00 per share

(Title of Class of Securities)

629579 10 3

(CUSIP Number)

Alfred M. Rankin, Jr.
5875 Landerbrook Drive
Cleveland, Ohio 44124-4017
(216) 449-9600

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 7, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 629579 10 3			Page 2 of 26

1.	Name of Reporting Person: Alfred M. Rankin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 46,052

		8.	Shared Voting Power: 479,371

		9.	Sole Dispositive Power: 46,052

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 3 of 26

1.	Name of Reporting Person: Victoire G. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 46,052

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 479,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 525,423

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 32.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 4 of 26

1.	Name of Reporting Person: Thomas T. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 92,873

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 92,873

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 565,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 5 of 26

1.	Name of Reporting Person: Claiborne R. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 97,312

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 97,312

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 569,683

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 6 of 26

1.	Name of Reporting Person: Chloe O. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 97,312

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 569,683

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 569,683

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 7 of 26

1.	Name of Reporting Person: Roger F. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 118,125

		8.	Shared Voting Power: 472,371

		9.	Sole Dispositive Power: 118,125

		10.	Shared Dispositive Power: 472,371

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 590,496

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 8 of 26

1.	Name of Reporting Person: Margaret E. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 284,728

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 284,728

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 284,728

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.6%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 9 of 26

1.	Name of Reporting Person: Jennifer T. Jerome		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 9,000

		8.	Shared Voting Power: 2,333

		9.	Sole Dispositive Power: 9,000

		10.	Shared Dispositive Power: 2,333

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 11,333

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 10 of 26

1.	Name of Reporting Person: Thomas E. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 310,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 310,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 310,00

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 19.2%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 11 of 26

1.	Name of Reporting Person: Beatrice B. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 27,310

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 27,310

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 27,310

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 1.7%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 12 of 26

1.	Name of Reporting Person: Thomas E. Taplin, Jr.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 33,200

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 33,200

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 33,200

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 2.1%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 13 of 26

1.	Name of Reporting Person: Theodore D. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 5,000

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 5,000

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 5,000

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.3%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 14 of 26

1.	Name of Reporting Person: Frank F. Taplin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 15 of 26

1.	Name of Reporting Person: Allison A. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 118,125

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 590,496

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 590,496

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 36.5%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 16 of 26

1.	Name of Reporting Person: Corbin K. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 92,873

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 565,244

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 565,244

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 35.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 17 of 26

1.	Name of Reporting Person: Julia L. Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 18 of 26

1.	Name of Reporting Person: Thomas Parker Rankin		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: USA

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3			Page 19 of 26

1.	Name of Reporting Person: Rankin Associates IV, L.P.		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☑

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO -- See Item 3.

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: 0

		8.	Shared Voting Power: 0

		9.	Sole Dispositive Power: 0

		10.	Shared Dispositive Power: 0

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 0

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 0.0%

14.	Type of Reporting Person (See Instructions): IN

CUSIP No. 629579 10 3	Schedule 13D	Page 20 of 26 Pages

     The Schedule 13D filed on March 29, 1990, as amended by Amendment No. 1 filed on April 11, 1990, as amended by Amendment No. 2 filed on March 14, 1991, as amended by Amendment No. 3 filed on March 20, 1992, as amended by Amendment No. 4 filed on March 9, 1994, as amended and restated in its entirety pursuant to Regulation S-T, Rule 101 (a)(2) on March 30, 1994 (the “Schedule 13D”) and as amended by Amendment No. 1 the Schedule 13D filed on March 28, 1995, as amended by Amendment No. 2 to the Schedule 13D filed on March 21, 1996, as amended by Amendment No. 3 to the Schedule 13D filed on November 26, 1996, as amended by Amendment No. 4 to the Schedule 13D filed on January 10, 1997, as amended by Amendment No. 5 to the Schedule 13D filed on March 19, 1997, as amended by Amendment No. 6 to the Schedule 13D filed on March 25, 1999, as amended by Amendment No. 7 to the Schedule 13D filed on March 30, 2000, as amended by Amendment No. 8 to the Schedule 13D filed on February 14, 2001, as amended by Amendment No. 9 to the Schedule 13D filed on February 14, 2002 , as amended by Amendment No. 10 to the Schedule 13D filed on February 14, 2003 and as amended by Amendment No. 11 to the Schedule 13D filed on February 17, 2004 (collectively, the “Filings”), on behalf of certain signatories to the Stockholders’ Agreement, dated as of March 15, 1990, as amended, among the signatories thereto, the Company and National City Bank, as depository, is hereby further amended as follows. Capitalized terms used herein but not defined herein shall have the meanings assigned to such terms in the Filings.

Item 2.	Identity and Background.

     Item 2 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

          (a) The statements under the heading Jennifer T. Jerome, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Jennifer T. Jerome. Ms. Jerome’s resident address is P.O. Box 532, W. Dummerston, Vermont 05357. She is not employed.

          (b) The statements under the heading Thomas E. Taplin, Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Thomas E. Taplin, Jr. Mr. Taplin’s resident address is 715 Ashland Avenue, Santa Monica, California 90405. He is a photographer.

          (c) After the paragraph describing Elizabeth B. Rankin’s address, which appears in Amendment No. 10 to the Schedule 13D, insert the following information with respect to the New Reporting Persons:

     Julia L. Rankin. Ms. Rankin’s resident address is 36779 Cedar Road, Gates Mills, Ohio 44040. She is a student.

     Thomas Parker Rankin. Mr. Rankin’s resident address is 214 Banbury Road, Richmond, Virginia 23221. He is a student.

CUSIP No. 629579 10 3	Schedule 13D	Page 21 of 26 Pages

     Rankin Associates IV, L.P. Rankin Associates IV, L.P. is a Delaware limited partnership (“Rankin IV”). Its principal business is to hold under common management certain shares of the Company’s common stock beneficially owned by certain Reporting Persons. The address of its principal business and its principal office is Suite 300, 5875 Landerbrook Drive, Cleveland, Ohio 44124-4017. The General Partners of Rankin IV are the following trusts: (a) the Main Trust of Alfred M. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated (the “Alfred Rankin Trust”), (b) the Main Trust of Claiborne R. Rankin created by the Agreement, dated June 22, 1971, as supplemented, amended and restated (the “Claiborne Rankin Trust”), (c) the Main Trust Agreement of Roger F. Rankin created by the Agreement, dated September 11, 1973, as supplemented, amended and restated (the “Roger Rankin Trust”), and (d) the Main Trust of Thomas T. Rankin created by the Agreement, dated December 29, 1967, as supplemented, amended and restated (the “Thomas Rankin Trust”) (together, the “General Partners”). The trustee and primary beneficiary of each General Partner is a Reporting Person. The Limited Partners of Rankin IV are the following trusts: (a) the Alfred Rankin Trust, (b) the Claiborne Rankin Trust, (c) the Roger Rankin Trust, (d) the Thomas Rankin Trust, (e) the Main Trust of Clara L. T. Rankin created under the Agreement, dated July 20, 2000, as supplemented, amended and restated and (f) the Main Trust of Bruce T. Rankin created under the Agreement, dated September 28, 2000, as supplemented, amended and restated. The trustee and primary beneficiary of each Limited Partner is a Reporting Person. A copy of the Amended and Restated Limited Partnership Agreement of Rankin IV, dated as of February 7, 2005, is attached hereto as Exhibit 31 and is incorporated herein in its entirety.

Item 5.	Interest in Securities of the Issuer.

     Item 5 of the Schedule 13D relating to the individual Reporting Persons is hereby amended as follows:

          (a) The statements under the heading Alfred M. Rankin Jr., which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Alfred M. Rankin, Jr. Mr. Rankin has the sole power to vote and dispose of 46,052 shares of Class B Common and has shared power to vote and dispose of 479,371 shares of Class B Common. Collectively, the 525,423 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 32.5% of the Class B Common outstanding as of December 31, 2004.

          (b) The statements under the heading Victoire G. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Victoire G. Rankin. Mrs. Rankin shares the power to vote 46,052 shares of Class B Common and to dispose of 518,396 shares of Class B Common. Collectively, the 525,423 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 32.5% of the Class B Common outstanding as of December 31, 2004.

          (c) The statements under the heading Thomas T. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579 10 3	Schedule 13D	Page 22 of 26 Pages

     Thomas T. Rankin. Mr. Rankin has the sole power to vote and dispose of 92,873 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 565,244 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 35.0% of the Class B Common outstanding as of December 31, 2004.

          (d) The statements under the heading Claiborne R. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Claiborne R. Rankin. Mr. Rankin has the sole power to vote and dispose of 97,312 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 569,683 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 35.2% of the Class B Common outstanding as of December 31, 2004.

          (e) The statements under the heading Chloe O. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Chloe O. Rankin. Mrs. Rankin shares the power to vote 97,312 shares of Class B Common and to dispose of 569,683 shares of Class B Common. Collectively, the 569,683 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 35.2% of the Class B Common outstanding as of December 31, 2004.

          (f) The statements under the heading Roger F. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Roger F. Rankin. Mr. Rankin has the sole power to vote and dispose of 118,125 shares of Class B Common and has shared power to vote and dispose of 472,371 shares of Class B Common. Collectively, the 590,496 shares of Class B Common beneficially owned by Mr. Rankin constitute approximately 36.5% of the Class B Common outstanding as of December 31, 2004.

          (g) The statements under the heading Margaret E. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Margaret E. Taplin. Mrs. Taplin has the shared power to vote and dispose of 284,728 shares of Class B Common, which constitute approximately 17.6% of the Class B Common outstanding as of December 31, 2004.

          (h) The statements under the heading Thomas E. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Thomas E. Taplin. Mr. Taplin has the sole power to vote and dispose of 310,000 shares of Class B Common, which constitute approximately 19.2% of the Class B Common outstanding as of December 31, 2004.

          (i) The statements under the heading Beatrice B. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

CUSIP No. 629579 10 3	Schedule 13D	Page 23 of 26 Pages

     Beatrice B. Taplin. Mrs. Taplin has the sole power to vote and dispose of 27,310 shares of Class B Common, which constitute approximately 1.7% of the Class B Common outstanding as of December 31, 2004.

          (j) The statements under the heading Theodore D. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Theodore D. Taplin. Mr. Taplin has the sole power to vote and dispose of 5,000 shares of Class B Common, which constitute approximately 0.3% of the Class B Common outstanding as of December 31, 2004.

          (k) The statements under the heading Frank F. Taplin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Frank F. Taplin. Mr. Taplin has no power to vote or dispose of any shares of Class B Common.

          (l) The statements under the heading Allison A. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Allison A. Rankin. Mrs. Rankin shares the power to vote 118,125 shares of Class B Common and to dispose of 569,496 shares of Class B Common. Collectively, the 590,496 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 36.5% of the Class B Common outstanding as of December 31, 2004.

          (m) The statements under the heading Corbin K. Rankin, which appear in the Filings, are hereby deleted and replaced in their entirety by the following:

     Corbin K. Rankin. Mrs. Rankin shares the power to vote 92,873 shares of Class B Common and to dispose of 565,244 shares of Class B Common. Collectively, the 565,244 shares of Class B Common beneficially owned by Mrs. Rankin constitute approximately 35.0% of the Class B Common outstanding as of December 31, 2004.

          (n) After the paragraph describing Elizabeth B. Rankin’s interest in securities of the issuer, which appears in Amendment No. 10 to the Schedule 13D, insert the following information with respect to the New Reporting Persons:

     Julia L. Rankin. Ms. Rankin has no power to vote or dispose of any shares of Class B Common.

     Thomas Parker Rankin. Mr. Rankin has no power to vote or dispose of any shares of Class B Common.

     Rankin Associates IV, L.P. Rankin IV has no power to vote or dispose of any shares of Class B Common.

CUSIP No. 629579 10 3	Schedule 13D	Page 24 of 26 Pages

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     (a) Item 6 of the Schedule 13D is hereby amended by inserting at the end thereof the following:

     Effective December 28, 2004, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add New Participating Stockholders under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 32 and is incorporated herein in its entirety.

     Effective February 7, 2005, each of the Company, the Depository, and the Participating Stockholders executed and delivered an Amendment to Stockholders’ Agreement amending the Stockholders’ Agreement to add a New Participating Stockholder under the Stockholders’ Agreement. A copy of the Amendment to Stockholders’ Agreement is attached hereto as Exhibit 33 and is incorporated herein in its entirety.

Item 7.	Material to be Filed As Exhibits.

Exhibit 31.	The Amended and Restated Limited Partnership Agreement of Rankin Associates IV, L.P, dated as of February 7, 2005 (incorporated herein by reference to Exhibit 1 of the Schedule 13D related to the Company’s Class A Common Stock, filed on February 14, 2005, by Rankin Associates IV, L.P. and the persons named therein).

Exhibit 32.	Amendment to Stockholders’ Agreement, dated as of December 28, 2004, between the Company, the Depository, the Participating Stockholders and the New Participating Stockholders (incorporated herein by reference to Exhibit 4.23 of the Registration Statement on Form S-4, filed by the Company on January 12, 2005, Commission File No. 333-121996).

Exhibit 33.	Amendment to Stockholders’ Agreement, dated as of February 7, 2005, between the Company, the Depository, the Participating Stockholders and the New Participating Stockholder (incorporated herein by reference to Exhibit 4.24 of Pre-Effective Amendment No. 1 to the Registration Statement on Form S-4, filed by the Company on February 7, 2005, Commission File No. 333-121996).

CUSIP No. 629579 10 3	Schedule 13D	Page 25 of 26 Pages

SIGNATURE

     After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date:  February 14, 2005

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr.

/s/ Alfred M. Rankin, Jr. Name: Alfred M. Rankin, Jr., on behalf of himself, and as:

Attorney-in-Fact for Clara L.T. Rankin*
Attorney-in-Fact for Victoire G. Rankin*
Attorney-in-Fact for Helen R. Butler*
Attorney-in-Fact for Clara T. Rankin Williams*
Attorney-in-Fact for Thomas T. Rankin*
Attorney-in-Fact for Matthew M. Rankin*
Attorney-in-Fact for Claiborne R. Rankin*
Attorney-in-Fact for Chloe O. Rankin*
Attorney-in-Fact for Roger F. Rankin*
Attorney-in-Fact for Bruce T. Rankin*
Attorney-in-Fact for Margaret E. Taplin*
Attorney-in-Fact for Martha S. Kelly*
Attorney-in-Fact for Susan Sichel*
Attorney-in-Fact for Jennifer T. Jerome*
Attorney-in-Fact for Caroline T. Ruschell*
Attorney-in-Fact for David F. Taplin*
Attorney-in-Fact for Thomas E. Taplin*
Attorney-in-Fact for Beatrice B. Taplin*
Attorney-in-Fact for Thomas E. Taplin, Jr.*
Attorney-in-Fact for Theodore D. Taplin*
Attorney-in-Fact for Britton T. Taplin*
Attorney-in-Fact for Frank F. Taplin*
Attorney-in-Fact for National City Bank, as trustee*
Attorney-in-Fact for Rankin Associates I, L.P.*
Attorney-in-Fact for Rankin Management, Inc.*
Attorney-in-Fact for Alison A. Rankin*
Attorney-in-Fact for Corbin K. Rankin*
Attorney-in-Fact for John C. Butler, Jr.*
Attorney-in-Fact for Rankin Associates II, L.P.*
Attorney-in-Fact for Chloe R. Seelbach*
Attorney-in-Fact for James T. Rankin*

CUSIP No. 629579 10 3	Schedule 13D	Page 26 of 26 Pages

Attorney-in-Fact for Claiborne R. Rankin, Jr.*
Attorney-in-Fact for David B. Williams*
Attorney-in-Fact for Scott W. Seelbach*
Attorney-in-Fact for Clara T. Rankin’s Qualified
    Annuity Interest Trust 2004 A*
Attorney-in-Fact for Clara T. Rankin’s Qualified
    Annuity Interest Trust 2004 B*
Attorney-in-Fact for Elizabeth B. Rankin*
Attorney in Fact for Julia L. Rankin*
Attorney in Fact for Thomas Parker Rankin*
Attorney-in-Fact for Rankin Associates, IV, L.P.*

*	The power of attorney authorizing the above named individual to act on behalf of each of the foregoing Reporting Persons is included in Exhibit 2 at page 26 through 106 and pages 113 through 121 of such Exhibit, in Exhibit 13 at pages 6 through 8 of such Exhibit, in Exhibit 14 at pages 6 through 8 of such Exhibit, in Exhibit 19 at pages 6 through 7 of such Exhibit, in Exhibit 20 at pages 6 through 7 of such Exhibit, in Exhibit 22 at pages 1 through 2, in Exhibit 23 at pages 6 through 7 of such Exhibit, in Exhibit 25 at pages 6 through 7 of such Exhibit, in Exhibit 27 at pages 6 through 7 of such Exhibit, in Exhibit 28 at pages 6 through 7 of such Exhibit, in Exhibit 29 at pages 6 through 7 of such Exhibit, in Exhibit 30 at pages 6 through 7 of such Exhibit, in Exhibit 32 at pages 5 through 6 of such Exhibit and in Exhibit 33 at pages 5 through 6 of such Exhibit.